                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               ATRION CORPORATION
                       (Name of Subject Company (Issuer))

                               ATRION CORPORATION
                       (Name of Filing Person (Offeror))

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                   049904105
                     (CUSIP Number of Class of Securities)

                                EMILE A. BATTAT
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ATRION CORPORATION
                             ONE ALLENTOWN PARKWAY
                            ALLEN, TEXAS 75002-4211
                                 (972) 390-9800
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies To:
                           B. G. MINISMAN, JR., ESQ.
                      BERKOWITZ, LEFKOVITS, ISOM & KUSHNER
                       420 20TH STREET NORTH, SUITE 1600
                           BIRMINGHAM, ALABAMA 35203
                                 (205) 328-0480

                           CALCULATION OF FILING FEE
         Transaction Valuation:              Amount of Filing Fee:
             $8,050,000(1)                          $1,610(2)

(1) Calculated solely for the purpose of determining the filing fee, based upon the purchase of 350,000 shares of Common Stock at the tender offer price per share of $23.00.

(2)      Calculated as 1/50th of 1% of the Transaction Value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    [N/A]     Filing Party: [N/A]
Form or Registration No.:  [N/A]     Date Filed:   [N/A]

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third party tender offer subject to Rule 14d-1.
[X]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under the "Summary" in the Offer to Purchase attached hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The issuer of the securities to which this Schedule TO relates is Atrion Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is One Allentown Parkway, Allen, Texas 75002, and the Company's telephone number is (972) 390-9800.

         (b) This Schedule TO relates to the offer by the Company to purchase up to 350,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its common stock, par value $.10 per share (such shares, together with the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of February 1, 1990, as amended, between the Company and American Stock Transfer & Trust Company as Rights Agent, are hereinafter referred to as the "Shares"), at a price of $23.00 per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 18, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal which, as they may be amended from time to time, together constitute the "Offer," copies of which are attached as Exhibit (a)(1) and (a)(2), respectively, to this Schedule TO. As of March 12, 2003, the Company had issued and outstanding 1,838,571 Shares. The information set forth in "Introduction," "Section 1. Number of Shares; Proration," "Section 3. Procedures for Tendering Shares," "Section 4. Withdrawal Rights," "Section 5. Purchase of Shares and Payment of Purchase Price," "Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares," "Section 13. Certain United States Federal Income Tax Consequences," and "Section 14. Extension of Offer; Termination; Amendment" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth under Item 2(b) above is incorporated herein by reference.

         (b)      The information set forth under "Introduction" and "Section
10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) The information set forth in "Introduction," "Section 2. Purpose of the Offer; Certain Effects of the Offer," "Section 8. Source and Amount of Funds," and "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a)-(c) The information set forth in "Introduction," "Section 2. Purpose of the Offer; Certain Effects of the Offer," "Section 8. Source and Amount of Funds," "Section 9. Certain Information Concerning the Company," "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Section 11. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.


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
ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b), (d) The information set forth in "Section 8. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth in "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)-(b) The information set forth in "Introduction" and "Section 15. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a)-(b) The information set forth in "Section 12. Certain Legal Matters; Regulatory Approvals" and "Section 11. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT
  NO.                             DESCRIPTION

(a)(1)     Form of Offer to Purchase dated March 18, 2003.
   (2)     Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).
   (3)     Form of Notice of Guaranteed Delivery.
   (4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
   (5)     Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
   (6)     Form of Press Release issued by the Company dated March 18, 2003.
   (7)     Form of Letter to Stockholders of the Company dated March 18, 2003, from Emile A. Battat, Chairman,
           President and Chief Executive Officer.
   (8)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b)(1)     Loan and Security Agreement dated November 12, 1999 among Atrion Corporation, Atrion Medical Products, Inc.,
           Halkey-Roberts Corporation, Quest Medical, Inc., AlaTenn Pipeline Company, Inc., Atrion Leasing Company, Inc.
           and Atrion International, Inc. and SouthTrust Bank, National Association. (Incorporated by reference to Exhibit (b)(1)
           to the Schedule 13E-4 filed by the Company with the Commission on November 17, 1999).
   (2)     Note Extension Agreement. (Incorporated by reference to Exhibit (b)(2) to the Schedule TO filed by the Company with
           Commission on November 26, 2001.
   (3)     Amendment to Loan and Security Agreement dated December 26, 2001
   (4)     Second Amendment to Line of Credit Promissory Note dated December 26, 2001
(d)        Not applicable
(g)        Not applicable.
(h)        Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.


                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    ATRION CORPORATION


                                    By: /s/ Emile A. Battat
                                       ----------------------------------------
                                       Name: Emile A. Battat
                                       Title: Chairman, President and
                                              Chief Executive Officer

Dated: March 18, 2003

                                 EXHIBIT INDEX


EXHIBIT
  NO.                             DESCRIPTION

(a)(1)     Form of Offer to Purchase dated March 18, 2003.
   (2)     Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).
   (3)     Form of Notice of Guaranteed Delivery.
   (4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
   (5)     Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
   (6)     Form of Press Release issued by the Company dated March 18, 2003.
   (7)     Form of Letter to Stockholders of the Company dated March 18, 2003, from Emile A. Battat, Chairman,
           President and Chief Executive Officer.
   (8)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b)(1)     Loan and Security Agreement dated November 12, 1999 among Atrion Corporation, Atrion Medical Products, Inc.,
           Halkey-Roberts Corporation, Quest Medical, Inc., AlaTenn Pipeline Company, Inc., Atrion Leasing Company, Inc.
           and Atrion International, Inc. and SouthTrust Bank, National Association. (Incorporated by reference to Exhibit (b)(1)
           to the Schedule 13E-4 filed by the Company with the Commission on November 17, 1999).
   (2)     Note Extension Agreement. (Incorporated by reference to Exhibit (b)(2) to the Schedule TO filed by the Company with
           Commission on November 26, 2001.
   (3)     Amendment to Loan and Security Agreement dated December 26, 2001
   (4)     Second Amendment to Line of Credit Promissory Note dated December 26, 2001
(d)        Not applicable
(g)        Not applicable.
(h)        Not applicable.


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